

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2019

Leslie Auld
Chief Financial Officer
Aeterna Zentaris Inc.
315 Sigma Drive
Summerville, South Carolina 29486

> **Re: Aeterna Zentaris Inc.**
> **Form 20-F for the Year Ended December 31, 2017**
> **Filed March 28, 2018**
> **Form 6-K for the Month of May 2018**
> **Filed May 7, 2018**
> **File No. 001-38064**

Dear Ms. Auld:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance